DD
9/11/13

[redacted]

13014460

SEC SION

RECEIVED
2013 AUG 30 PM 2:26
SEC / TM

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 30 2013
WASH, D.C.
193

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65889

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/12 (MM/DD/YY) AND ENDING 06/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hardcastle Trading USA LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

755 Secaucus Road
(No. and Street)

Secaucus	New Jersey	07094
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brent Hippert 201-305-8815
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company
(Name – *if individual, state last, first, middle name*)

529 Fifth Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD
9/20/13
KW
9/14/13

OATH OR AFFIRMATION

I, Brent Hippert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hardcastle Trading USA LLC, as of June 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none

Signature

President

Title

Notary Public

KEVIN MATTHEW MAKOWSKE
Notary Public
Baltimore County
Maryland
My Commission Expires Oct. 11, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ ~~(j) A Reconciliati~~on, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Subscribed and sworn to before me, in my presence, this 23 day of August, 20 13, a notary public in and of Baltimore County, MD

Kevin Makowske, Notary Public
My Commission expires OCT. 11, 20 13.

HARDCASTLE TRADING USA, LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2013

HARDCASTLE TRADING USA, LLC
(A Limited Liability Company)
JUNE 30, 2013

TABLE OF CONTENTS

CITRIN COOPERMAN
Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

INDEPENDENT AUDITORS' REPORT

To the Member
Hardcastle Trading USA, LLC

We have audited the accompanying statement of financial condition of Hardcastle Trading USA, LLC (the "Company") as of June 30, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Hardcastle Trading USA, LLC as of June 30, 2013, in accordance with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

August 29, 2013

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004 CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

HARDCASTLE TRADING USA, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2013

ASSETS

Cash	$	109,073
Dividends receiveable		708,029
Due from clearing broker-dealer		38,665,337
Securities owned, at fair value		815,348,303
Property and equipment, less accumulated depreciation of $1,641,168		594,070
Security deposits		6,970
Other assets		136,783
TOTAL ASSETS	$	855,568,565

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Securities sold, not yet purchased, at fair value	$	800,837,079
Licensing fee payable to Parent		975,858
Accounts payable and accrued expenses		1,034,667
Dividends payable		701,349
Notes payable to Parent		30,100,000
Total liabilities		833,648,953
Commitments and contingencies (Notes 5, 6 and 7)		
Member's equity		21,919,612
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	855,568,565

See accompanying notes to statement of financial condition.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Hardcastle Trading USA, LLC (the "Company") was formed as a limited liability company on January 16, 2003, under the laws of the state of Delaware to manage and operate as a registered securities broker-dealer and to engage in the securities and brokerage business. The Company is a wholly-owned subsidiary of Hardcastle Trading AG (the "Parent"), a Swiss company, and is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer. Additionally, the Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and a participant and market maker on the Boston Options Exchange and various other exchanges. The Company clears its securities transactions on a fully disclosed basis through another broker-dealer.

Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort, or otherwise, unless the member has signed a specific guarantee.

Use of estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Securities transactions

Principal transactions are recorded on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in the statement of financial condition.

Marketable securities are stated at fair value as determined by quoted market prices. Securities not readily marketable are valued at fair value as determined by management.

Property and equipment

Property and equipment are carried at cost. Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation, are eliminated from the accounts, and any resulting gain or loss is recognized. Depreciation is provided using accelerated methods over the estimated useful lives of the assets, which are as follows:

Furniture and equipment	7 years
Computer equipment	5 years
Computer software	3 years

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentrations of credit risk

The Company maintains its cash at a major financial institution in accounts that at times may exceed federally insured limits. The Company has not experienced any losses on such accounts.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Investments in securities consist of securities of companies that are located primarily in the United States of America.

Fair value measurements

The Company follows the guidance in Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") 820, *Fair Value Measurement.* Using that guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

In May 2011, the FASB issued Accounting Standards Update ("ASU") 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.* ASU 2011-04 amends FASB ASC 820, providing a consistent definition and measurement of fair value as well as similar disclosure requirements between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles, clarifies the application of existing fair value measurements, and expands the FASB ASC 820 disclosure requirements, particularly for Level 3 fair value measurements. ASU 2011-04 was effective for the year beginning July 1, 2012. The adoption of ASU 2011-04 did not have a material effect on the financial statements, but did require certain additional disclosures.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value measurements (continued)

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment. Under this standard, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Income taxes

The Company is a limited liability company that has elected to be taxed as a C corporation. A C corporation is taxed as a separate entity under relevant tax laws.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change. With few exceptions, the Company is no longer subject to U.S. federal, state and local examinations by taxing authorities for years ended on or before June 30, 2009.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes (continued)

The Company uses the asset and liability method of accounting for income taxes pursuant to FASB ASC 740. Under the asset and liability method of FASB ASC 740, deferred tax assets and liabilities shall be recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carry forwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Subsequent events

In accordance with FASB ASC 855, *Subsequent Events*, the Company has evaluated subsequent events through August 29, 2013. There were no material subsequent events that required recognition or additional disclosure in the statement of financial condition.

NOTE 2. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at June 30, 2013:

Furniture and equipment	$	118,198
Computer equipment		1,967,975
Software		78,520
Leasehold improvements		70,545
		2,235,238
Less: accumulated depreciation		(1,641,168)
Property and equipment, net	$	594,070

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule") and has elected to compute its net capital in accordance with the Alternative Method permitted by the Rule. Under this alternative, the Company's minimum net capital requirement is equal to the greater of 2% of aggregate debit items, as defined, or $250,000. At June 30, 2013, the Company had net capital of approximately $21,177,000, which exceeds the Company's minimum net capital requirement of $250,000.

The Company has elected, and Goldman Sachs Execution & Clearing, L.P. ("GSEC"), as the Company's clearing-broker dealer, has permitted, the Company to use SEC Rule 15c3-1(a)(6).

NOTE 4. RELATED-PARTY TRANSACTIONS

Effective February 1, 2004, the Company entered into a licensing agreement with its Parent. On July 1, 2009, the Company and the Parent agreed to extend the agreement through June 30, 2014. The agreement provides the Company with access to certain software and know-how developed by the Parent, as well as to certain administrative and management services provided by the Parent with respect to the Company's trading, risk management, and back office operations. The agreement states that the Company is to pay the Parent under the agreement based upon its return on utilized capital, as defined in the agreement. At June 30, 2013, $975,858 is payable and is included in the liabilities section in the accompanying statement of financial condition.

In addition, as more fully described in Note 6, the Company has received financing from its Parent.

NOTE 5. COMMITMENTS

Effective April 16, 2008, the Company has entered into a master service agreement with an unrelated entity. Under the agreement, the Company receives access to electronic communications systems and facilities. In addition, the Company also occupies office space within the service center. As of June 30, 2013, future minimum annual commitments under the master service agreement amount to $425,000 through June 30, 2014.

NOTE 6. NOTES PAYABLE

The Company has entered into various non-collateralized promissory note agreements with the Parent to fund trading activities. The terms of these notes range between three and six years. The notes require annual interest-only payments. The interest rate for these loans is 130% of the monthly Applicable Federal Rate for mid-term loans, as published by the Internal Revenue Service.

As of June 30, 2013, future principal payments required under the notes are as follows:

Year ending June 30:	
2016	$ 4,900,000
2017	18,500,000
2018	6,700,000
	$ 30,100,000

NOTE 7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CREDIT RISK

The Company enters into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include exchange-traded options. These derivative financial instruments are used for trading activities and to manage market risk and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions. The Company has elected to use the disclosure option codified in FASB ASC 815, *Derivatives Instruments and Hedging*, with respect to its derivative activities.

The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivative contracts based on derivative notional amounts; rather, the Company manages its risk exposure on a fair value basis. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies, including, but not limited to, entering into offsetting economic hedge positions. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure.

The Company does not apply hedge accounting as defined in FASB ASC 815, as all financial instruments are marked to market, with changes in fair values reflected in earnings. Therefore, the disclosures required in FASB ASC 815 are generally not applicable with respect to these financial instruments.

NOTE 7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CREDIT RISK (CONTINUED)

The following tables present additional information about derivatives held by the Company, including the volume of the Company's derivative activities based on the number of contracts and notional amounts, categorized by primary risk exposure, and reflected in the statement of financial condition as of June 30, 2013:

			Assets	
Primary Risk Exposure		Notional Amount	Fair Value	Number of Contracts
Equity option contracts - Puts	$	2,824,179,923	$ 169,539,439	563,971
Equity option contracts - Calls		2,730,642,981	136,336,716	494,806
	$	5,554,822,904	$ 305,876,155	1,058,777

			Liabilities	
Primary Risk Exposure		Notional Amount	Fair Value	Number of Contracts
Equity option contracts - Puts	$	2,550,456,533	$ 177,399,464	567,517
Equity option contracts - Calls		2,893,418,671	151,726,926	605,958
	$	5,443,875,204	$ 329,126,390	1,173,475

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company utilizes various analytical monitoring techniques to control its exposure to market risk.

NOTE 7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CREDIT RISK (CONTINUED)

Fair values of derivative contracts in an asset position are included in "Securities owned, at fair value" in the statement of financial condition. Fair values of derivative contracts in a liability position are included in "Securities sold, not yet purchased, at fair value" in the statement of financial condition.

In addition, the Company has sold securities that it does not currently own; therefore, it will be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at June 30, 2013, at the market values of the related securities and will incur a loss if the market value of the securities increases subsequent to June 30, 2013, prior to the Company "closing" its position.

Substantially all of the Company's amounts due from clearing broker-dealers and securities owned are held at its clearing broker and are, therefore, subject to the credit risk of the clearing broker.

NOTE 8. EMPLOYEE BENEFIT PLANS

The Company sponsors a 401(k) retirement plan (the "Plan") to provide retirement benefits for its employees. Employees may contribute a percentage of their annual compensation to the Plan, limited to a maximum annual amount as set periodically by the Internal Revenue Service. In addition, the Plan provides for discretionary contributions as determined by management.

NOTE 9. JOINT BACK OFFICE

The Company has a Joint Back Office ("JBO") clearing agreement with GSEC. The agreement allows JBO clearing agreement participants to receive favorable margin treatment as compared to the full customer margin requirements of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System. As part of this agreement, the Company is required to maintain a minimum liquidating equity (as defined) with GSEC.

NOTE 10. FAIR VALUE MEASUREMENTS

Assets and liabilities measured at fair value are based on one or more of three valuation techniques. The valuation techniques are as follows:

(a) *Market approach.* Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

(b) *Cost approach.* Amount that would be required to replace the service capacity of an asset (replacement cost); and

NOTE 10. FAIR VALUE MEASUREMENTS (CONTINUED)

(c) *Income approach.* Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of June 30, 2013:

	Level 1	Level 2	Level 3	Total	Valuation Technique
Assets:					
Equity securities owned, at fair value:					
Basic Materials	$ 56,046,857	$ -	$ -	$ 56,046,857	(a)
Communication	36,889,463	-	-	36,889,463	(a)
Consumer	34,504,295	-	-	34,504,295	(a)
Cyclical	59,756,204	-	-	59,756,204	(a)
Energy	75,953,759	-	-	75,953,759	(a)
Healthcare	28,160,389	-	-	28,160,389	(a)
Index	35,650,099	-	-	35,650,099	(a)
Industrial	62,536,434	-	-	62,536,434	(a)
Technology	116,234,394	-	-	116,234,394	(a)
Utilities	3,730,254	-	-	3,730,254	(a)
	509,462,148	-	-	509,462,148	
Options owned, at fair value:					
Basic Materials	52,865,859	-	-	52,865,859	(a)
Communication	28,628,903	-	-	28,628,903	(a)
Consumer	22,220,011	-	-	22,220,011	(a)
Cyclical	28,570,405	-	-	28,570,405	(a)
Energy	39,485,833	-	-	39,485,833	(a)
Financials	731,062	-	-	731,062	(a)
Healthcare	17,152,430	-	-	17,152,430	(a)
Index	4,407,070	-	-	4,407,070	(a)
Industrial	38,383,352	-	-	38,383,352	(a)
Technology	69,825,075	-	-	69,825,075	(a)
Utilities	3,606,155	-	-	3,606,155	(a)
	305,876,155	-	-	305,876,155	
Not readily marketable securities	-	-	10,000	10,000	
Total	$ 815,338,303	$ -	-	$ 815,348,303	

HARDCASTLE TRADING USA, LLC
(A Limited Liability Company)
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2013

NOTE 10. FAIR VALUE MEASUREMENTS (CONTINUED)

	Level 1	Level 2	Level 3	Total	Valuation Technique
Liabilities:					
Equity securities sold but not yet purchased, at fair value:					
Basic Materials	$ 51,064,881	$ -	$ -	$ 51,064,881	(a)
Communication	41,867,874	-	-	41,867,874	(a)
Consumer	26,407,520	-	-	26,407,520	(a)
Cyclical	52,312,538	-	-	52,312,538	(a)
Energy	40,092,803	-	-	40,092,803	(a)
Financials	371,623	-	-	371,623	(a)
Healthcare	50,072,153	-	-	50,072,153	(a)
Index	17,884,437	-	-	17,884,437	(a)
Industrial	100,509,728	-	-	100,509,728	(a)
Technology	82,744,469	-	-	82,744,469	(a)
Utilities	8,382,663	-	-	8,382,663	(a)
	471,710,689	-	-	471,710,689	
Options sold but not yet purchased, at fair value:					
Basic Materials	45,834,077	-	-	45,834,077	(a)
Communication	36,961,594	-	-	36,961,594	(a)
Consumer	19,789,600	-	-	19,789,600	(a)
Cyclical	36,195,991	-	-	36,195,991	(a)
Energy	37,047,765	-	-	37,047,765	(a)
Financials	979,235	-	-	979,235	(a)
Healthcare	22,853,663	-	-	22,853,663	(a)
Index	7,878,748	-	-	7,878,748	(a)
Industrial	36,348,211	-	-	36,348,211	(a)
Technology	84,231,566	-	-	84,231,566	(a)
Utilities	1,005,940	-	-	1,005,940	(a)
	329,126,390	-	-	329,126,390	
Total	$ 800,837,079	$ -	$ -	$ 800,837,079	

Equity securities are included in Level 1 as they are valued at quoted market prices (the market approach). Not readily marketable securities are stated at cost, which approximates fair value.

During the year ended June 30, 2013, there were no transfers between levels of the fair value hierarchy.

The following table presents a reconciliation of beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3):

	Other Investments
Balance – beginning	$ 10,000
Purchases	-
Sales	-
Settlements	-
Balance - ending	$ 10,000